UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

NEW FRONTIER MEDIA, INC.

(Name of Subject Company (Issuer))

FLYNT BROADCAST, INC.

(Offeror)

LFP BROADCASTING, LLC

(Parent of Offeror)

L.F.P., INC.

(Other Person)

LARRY FLYNT

(Other Person)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

644398109

(CUSIP Number of Class of Securities)

Michael H. Klein

President

LFP Broadcasting, LLC

8484 Wilshire Blvd.

Suite 900

Beverly Hills, California 90211

(323) 651-5400

 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Charles F. Hertlein, Jr.

Dinsmore & Shohl LLP

255 East Fifth Street

Suite 1900

Cincinnati, Ohio 45202

(513) 977-8200

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$32,857,307	$4,481.74

(1)

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding the sum of (i) 16,264,213 outstanding shares of common stock, par value $0.0001 per share, of New Frontier Media, Inc. (“New Frontier”) multiplied by the offer price of $2.02 per share and (ii) 10,725 shares of New Frontier common stock issuable pursuant to outstanding in-the-money options multiplied by the difference of (x) the offer price of $2.02 per share minus (y) the weighted average exercise price for such options of $1.6846 per share.

(2)

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,481.74	Filing Party: LFP Broadcasting, LLC
Form of Registration No.: Schedule TO	Date Filed: October 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments or supplements hereto, this “Schedule TO”) filed with the Securities and Exchange Commission on October 29, 2012, and is (i) filed by Flynt Broadcast, Inc., a Colorado corporation (“Merger Sub”) and a wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“LFP Broadcasting”), an affiliate of L.F.P., Inc., a California corporation that is controlled by Larry Flynt, pursuant to Rule 14d-1 under the Securities Exchange Act of 1934, as amended, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 (the “Shares”), of New Frontier Media, Inc., a Colorado corporation (“New Frontier”), at a price of $2.02 per Share, net to the seller in cash (less any required withholding taxes and without interest) (the “Offer Price”), plus one contingent payment right per Share which represents the contingent right to receive an additional cash payment based upon the amount of New Frontier’s available cash at the time this Offer expires (up to a maximum amount of $.06 per Share) (a “CPR”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2012 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings ascribed to such terms in the Offer to Purchase. Except as otherwise noted below, no changes have been made to the responses to the original Schedule TO.

ITEMS 1-9 and ITEM 11.

The Offer to Purchase, and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The “Summary Term Sheet” in the Offer to Purchase is amended and supplemented by adding the following two bullet-points under the existing bullet-points under the subsection entitled “What is a contingent payment right (CPR) and how much is it worth”:

•

“No later than the seventh business day prior to the Expiration Time (as such term is defined in the Merger Agreement), New Frontier will deliver to LFP Broadcasting a preliminary calculation of the Company Net Available Cash as of the Expiration Time in a form reasonably satisfactory to LFP Broadcasting. The preliminary statement of Net Available Cash shall include a preliminary calculation of Company Transaction Expenses (as defined in the Merger Agreement) that are unpaid as of the Expiration Time. Thereafter, the two parties will use reasonable best efforts to reach mutual agreement on the Company Net Available Cash prior to the Expiration Time.  If they agree, New Frontier’s chief financial officer shall certify the Company Net Available Cash and such certified calculation shall be controlling for all purposes under the Merger Agreement.  In the event that New Frontier and LFP Broadcasting are unable to agree on the Company Net Available Cash, provided the conditions of the Offer, as described in Section 13, shall have been satisfied or waived, the final determination of  “Company Net Available Cash” will either be agreed to between New Frontier and LFP Broadcasting within five (5) business days, or will be determined by an independent certified public accounting firm (who has not performed more than $250,000 of work for LFP Broadcasting or New Frontier (or either of their affiliates) within the previous three years, who shall, within five (5) business days thereafter, determine the Company Net Available Cash. The determination of the Company Net Available Cash by such independent certified public accounting firm shall be final and binding on New Frontier and LFP Broadcasting.

•

The term “Company Net Available Cash” means (i) the aggregate amount of the Company’s and its Subsidiaries’ (as defined in the Merger Agreement) cash (less the aggregate amount of cash, if any, that the Company receives upon the exercise of any Company Stock Right (as defined in the Merger Agreement) between the date of the Merger Agreement and the Expiration Time) and cash equivalents freely available in the United States, less (ii) all Company Transaction Expenses (as defined in the Merger Agreement) that are unpaid as of the Expiration Time (as certified by the Company’s chief financial officer).

-

•

The holder of a CPR will not have any voting, dividend or other rights of a shareholder. Interest will not accrue on any amounts payable on CPRs.  CPRs are not transferrable, except (a) on death by will or intestacy; (b) transfer by instrument to an inter vivos or testamentary trust in which the CPRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order of a court of competent jurisdiction (such as in connection with divorce, bankruptcy or liquidation); (d) by operation of law (including a consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (e) in the case of CPRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner, to the extent allowable by DTC.”

The “Summary Term Sheet” in the Offer to Purchase is amended and supplemented by deleting the fourth bullet-point under the subsection entitled “Is your financial condition relevant to my decision to tender in the offer and do you have financial resources to make payment?” in its entirety and replacing it with the following:

• “LFP Broadcasting has cash, cash equivalents and marketable securities that will be sufficient to finance the purchase of the Shares pursuant to the Offer and the consummation of the Merger.”

The final paragraph in Section 13 “Conditions to the Offer” is amended and supplemented by deleting the final paragraph in its entirety and replacing it with the following:

“The foregoing conditions are for the sole benefit of LFP Broadcasting and Merger Sub, and may be waived (to the extent permitted by the Merger Agreement and applicable law) by LFP Broadcasting or Merger Sub in whole or in part at any time and from time to time, with such decision as to whether to waive a condition being made in their sole discretion (except for the Minimum Tender Condition), in each case, subject to the terms of the Merger Agreement and the applicable rules and regulations of the Commission. LFP Broadcasting and Merger Sub acknowledge that in the event LFP Broadcasting and Merger Sub waive a condition that constitutes a material change, they must announce their decision in a manner reasonably calculated to inform security holders of the waiver.  In such event, at least five business days must remain in the Offer after such waiver. LFP Broadcasting and Merger Sub believe that only the waiver of the Minimum Tender Condition would constitute such a material change.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2012

LFP BROADCASTING, LLC

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

FLYNT BROADCAST, INC.

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

L.F.P., INC.

By:  /s/Michael H. Klein

Name:  Michael H. Klein

Title:  President

/s/Larry Flynt

Larry Flynt

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated October 29, 2012.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement, published October 29, 2012 in Investor’s Business Daily.*

(a)(5)(A)

Press Release, dated October 15, 2012, issued by New Frontier (incorporated by reference to Exhibit 99.1 to the Schedule TO filed by LFP Broadcasting with the Securities and Exchange Commission on October 15, 2012).*

(a)(5)(B)	Joint Press Release of the Company and Parent, dated October 29, 2012, announcing the commencement of the Offer.*

(d)(1)

Agreement and Plan of Merger, dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).*

(d)(2)	Deposit Escrow Agreement dated as of October 15, 2012, by and among LFP Broadcasting, Merger Sub and New Frontier.*

(d)(3)

Guarantee, dated as of October 15, 2012, by and among New Frontier and L.F.P., Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by New Frontier with the Securities and Exchange Commission on October 16, 2012).*

(d)(4)	Confidentiality Agreement, dated May 9, 2012, by and between New Frontier and Flynt Management Group, LLC.*

_______________________

*Previously filed